Louis A. Brilleman, P.C.
110 Wall Street, 11th Floor
New York, NY 10005-3817
Phone: 212-709-8210
Fax: 212-943-2300

June 8, 2010

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Coda Octopus Group, Inc. (the “Company”) Form 10-K for the year ended October 31, 2008 (the “Form 10-K”) File No. 000-52815

Dear Mr. Humphrey:

This letter is in response to the letter dated May 13, 2010 by the accounting staff of the Securities and Exchange Commission (the “Staff”) with comments on the Company’s responses to previous Staff comments.

Form 10-K for the Year Ended October 31, 2009

Note 7 – Intangible Assets and Goodwill, page F-17

1.
The Company does not believe that it needs to revise the results of the goodwill impairment testing as the test was performed at the reporting unit level in accordance with FASB ASC 350-20-20 which defines the reporting unit as an operating segment or one level below an operating segment (component). In this case, the reporting unit was determined to be one level below the operating segment.  The Company determined the component to be appropriate in accordance with FASB ASC 280-10-50 as follows:

A component of an operating segment is considered a separate reporting unit if the component meets all of the following criteria:

•	It engages in business activities from which it may earn revenues and incure expenses

•	Its operating results are regularly reviewed by the pubic entity’s chief operating decision makers to assess performance and allocate resources

•	Its discrete financial information is available

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

FASB's intent, as included in FASB ASC 350, was not to create new internal reporting structures but rather to view the entity from management's perspective.  The Company’s accounting system, SAGE produces financial results at the component level. These results are reviewed by the Company’s Chief Executive Officer  on a monthly basis.  As such, Colmek which has consolidated results with Tactical Intelligence and Martech and which has consolidated results with Dragon Design are considered to be reporting units in accordance with FASB ASC 350 and 280.

Additionally, and in compliance with external reporting requirements, the Company has identified two reportable segments, i.e. Products and Contracting.  Both Colmek and Martech are included in the Contracting operating segment for external reporting purposes.  Both components are included in this operating segment as they have similar economic characteristics. All goodwill currently recorded in the books is associated with the Contracting operating segment.

Note 15 – Segments, page F-24

2.
The Company’s Products segment represents business derived from the sale, service and support of repeatable products built by its business and suppliers and that are sold mostly, but not exclusively, to the non-Defense sector.  The Company’s Contracting segment represents business derived from services supplied in large part (but not by any means exclusively) to the Government, quasi-Government and Defense sector.

3.
The Company has two reportable operating segments: Products and Contracting (see the response in paragraph 2 above). Components are aggregated to the operating segments in accordance with FASB ASC 280-10-50.  The Products operating segment includes Coda Octopus Products Limited and Coda Octopus Products Inc.  Components aggregated in the Contracting segment include Coda Octopus Martech Limited which is consolidated with Dragon Design Limited, Coda Octopus Colmek Limited and Coda Octopus Tactical Intelligence.

Regarding the identification of the reporting unit for purposes of assessing goodwill impairment,   please refer to the response to Comment 1 hereof.

Form 10-Q for the Quarter ended January 31, 2010

Note 10- Derivative Liability, page 18

4.	The Company advises the Staff that this disclosure refers to the 32.6 million warrants.

5.	The Schedule of issuance along with main terms is set forth on Attachment A. Except as otherwise noted in the table, the warrants were issued to unrelated parties.

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

The Company advises the Staff that warrants issued as compensation for services rendered were accounted for under ASC Topic 718 Compensation – Stock Compensation. They were fair valued using the Black-Scholes method and a compensation charge was recorded in the relevant periods.

On November 1, 2009, the Company evaluated the warrants above in accordance with ASC Topic 815-40 (formerly known as EITF 07-05) and concluded that the value our warrants will need to be recorded as a derivative liability due to the fact that the conversion price is subject to adjustment based on subsequent sales of securities. The cumulative effect of the change in accounting principle on November 1, 2009 includes an increase in the Company’s derivative liability related to the fair value of the conversion feature of $2,353,893. Fair value at November 1, 2009 was determined using the Black-Scholes method based on the following assumptions: (1) risk free interest rate of 1.06%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 302.22%; (4) an average expected life of the warrants of 2.22 years and (5) estimated fair value of common stock of $0.08 per share.

At January 31, 2010, the Company recalculated the fair value of the conversion feature subject to derivative accounting and determined that the fair value at January 31, 2010 is $798,897. The fair value of the conversion features was determined using the Black-Scholes method based on the following assumptions: (1) risk free interest rate of 0.74%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 304%; (4) an average expected life of the conversion feature of 1.97 years and (5) estimated fair value of common stock of $0.03 per share.

Note 13 – Notes and Loans Payable, page 20

6.	The Company has adopted ASC 470-20-15 and based on its evaluation, there is no impact on the consolidated financial position and results of operations or cash flows on the Company.

As noted previously, Jody Frank is no longer with the Company.  Therefore, kindly address future correspondence to Judith Wallace, Chief Financial Officer.

Please contact the undersigned at 212-709-8210 if you need any addition al information.

Very truly yours,

/s/ Louis A. Brilleman

cc:	Geoffrey Turner, Chief Executive Officer (Coda Octopus Group, Inc.)

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

Attachment A

Schedule of Warrants

Item No.	Date of Issuance and Expiry Date	Number of Warrants and Exercise Price	Exercise Price $ Denominated	Consideration and Reason for Issuance
1	April 1, 2006 – April 1, 2011	400,000	0.58	Compensation for services rendered
2	May 1, 2006 – May 1, 2011	500,000	0.50	Compensation for services rendered
3	May 1, 2006 – May 1, 2011	250,000	0.50	Compensation for services rendered by a former executive officer of the Company
4	June 21, 2006 – June 21, 2011	1,000,000	1.30
Pursuant to a series of Securities Purchase Agreements entered into between June 2006 and January 2007  a subscription for 46,000 units of the Company’s Series A Convertible Preferred Stock (subsequently converted into Common Stock) was made.  In exchange for the issuance of the Preferred Stock (now converted into Common Stock) and warrants shown herein the Company received an aggregate amount of $4,600,000 for the preferred stock and all of the issuances  shown herein and numbered items 4, 5,  7, 8, 11,12,13,14, 20 and 21 inclusive

5.	June 21, 2006 – June 21, 2011	1,000,000	1.70	As per item 4.
6.	June 15, 2006 – June 15, 2011	200,000	1.00	Compensation for services rendered. At the time of this issue the counterparty was a related party insofar as he (now deceased) was a director and officer at the time the issue was made.
7.	June 21, 2006 – June 21, 2011	1,300,000	1.30	As per item 4.
8.	June 21, 2006 – June 21, 2011	1,300,000	1.70	As per item 4
9	June 21, 2006 – June 21, 2011	80,000	1.30	Compensation for services rendered

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

10	June 21, 2006 – June 21, 2011	80,000	1.70	Compensation for services rendered
11	September 19, 2006 – September 19, 2011	500,000	1.30	As per item 4.
12	September 19, 2006 – September 19, 2011	500,000	1.70	As per item 4.
13.	October 31, 2006 – October 31, 2011	1,300,000	1.30	As per item 4
14	October 31, 2006 – October 31, 2011	1,300,000	1.70	As per item 4.
15	October 31, 2006 – October 31, 2011	80,000	1.30	Compensation for services rendered
16	October 31, 2006 – October 31, 2011	80,000	1.70	As Above
17	December 7, 2006 – December 7, 2011	150,000	1.00	Compensation for services rendered by a former executive officer of the Company
18	January 31, 2007 – January 31, 2012	300,000	1.30
Pursuant to the terms of a Securities Purchase Agreement entered into on or around February 5, 2007,   300 units of the Company’s Series B Convertible Preferred Stock (subsequently converted into Common Stock) were subscribed for.  In exchange for the issuance of the Preferred Stock and warrants shown herein the Company received an aggregate amount of $300,000

19	January 31, 2007 – January 31, 2012	300,000	1.70	As Above
20	January 31, 2007 – January 31, 2012	500,000	1.30	As per item 4
21	January 31, 2007 – January 31, 2012	500,000	1.70	As per item 4.
22	March 23, 2007 – March 23, 2012	1,373,209	1.30
At the time of these issuances the counter party was a related party insofar as it is an affiliate of Jason Reid, the then Chief Executive Officer and President of the Company.  In exchange for the early conversion by the holder of 15,000 units of Preferred Stock into the Company’s Common Stock  (in order that the Company could enter into the series of Securities Purchase Agreement in April and May 2007 for the subscription of 15,000,000 Common Stock by various investors), the Company issued Series A Warrants to purchase 1,323,209 shares of Common Stock at  an exercise price of $1.30 were issued by the Company and 1,323,209 at an  exercise price of $1.70 and on the same terms and conditions of those issued to third parties in the sale of the 15,000,000 shares of Common Stock

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

23	March 23, 2007 – March 23, 2012	1,373,209	1.70	As above
24	March 23, 2007 – March 23, 2012	25,000	1.30
At the time of these issuances the counter party  was a related party insofar as it is an affiliate of Jason Reid, the then Chief Executive Officer and President of the Company and Blair Cunningham (Chief Technology Officer of the company).  In exchange for the early conversion by the holder of 500 units of Preferred Stock into Common Stock  (in  order that the Company could enter into the series of Securities Purchase Agreement in April and May 2007 for the subscription of 15,000,000 Common Stock by various investors), the Company issued Series B Warrants to purchase 25,000 shares of Common Stock at an exercise price of $1.30 were issued by the Company and Series B Warrants to purchase 25,000 at an  exercise price of $1.70 and on the same terms and conditions of those issued to third parties in the sale of the 15,000,000 shares of Common Stock.

25	March 23, 2007 – March 23, 2012	25,000	1.70	As above.
26	April 3, 2007 – April 3, 2012	500,000	1.30
Pursuant to Securities Purchase Agreements entered into between April 3, 2007 and  May 3 2007, the Company received an aggregate of $15,000,000 in exchange for  the issuance of 15,000,000 shares of Coda Octopus Common Stock (“Common Stock”)  and Series A Warrants to purchase 7,500,000 shares at $1.30 and 7,500,000 at $1,70  - and cover the Warrants shown in items 26 through to 124 inclusive.

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

27	April 3, 2007 – April 3, 2012	500,000	1.70	As per item 26 above.
28	April 3, 2007 – April 3, 2012	500,000	1.30	As per item 26 above.
29	April 3, 2007 – April 3, 2012	500,000	1.70	As per item 26 above.
30	April 3, 2007 – April 3, 2012	500,000	1.30	As per item 26 above.
31	April 3, 2007 – April 3. 2012	500,000	1.70	As per item 26 above.
32	April 3, 2007 – April 3, 2012	400,000	1.30	As per item 26 above.
33	April 3, 2007 – April 3. 2012	400,000	1.70	As per item 26 above.
34	April 3, 2007 – April 3, 2012	325,000	1.30	As per item 26 above.
35	April 3, 2007 – April 3, 2012	325,000	1.70	As per item 26 above.
36	April 3, 2007 – April 3, 2012	100,000	1.30	As per item 26 above.
37	April 3, 2007 – April 3, 2012	100,000	1.70	As per item 26 above.
38	April 3, 2007 – April 3, 2012	125,000	1.30	As per item 26 above.
39	April 3, 2007 – April 3, 2012	125,000	1.70	As per item 26 above.
40	April 3, 2007 – April 3, 2012	1,000,000	1.30	As per item 26 above.
41	April 3, 2007 – April 3, 2012	1,000,000	1.70	As per item 26 above.
42	April 3, 2007 – April 3, 2012	125,000	1.30	As per item 26 above.
43	April 3, 2007 – April 3, 2012	125,000	1.70	As per item 26 above.
44	April 3, 2007 – April 3, 2012	125,000	1.30	As per item 26 above.

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

45	April 3, 2007 – April 3, 2012	125,000	1.70	As per item 26 above.
46	April 3, 2007 – April 3, 2012	50,000	1.30	As per item 26 above.
47	April 3, 2007 – April 3, 2012	50,000	1.70	As per item 26 above.
48	April 3, 2007 – April 3, 2012	125,000	1.30	As per item 26 above.
49	April 3, 2007 – April 3, 2012	125,000	1.70	As per item 26 above.
50	April 3, 2007 – April 3, 2012	50,000	1.30	As per item 26 above.
51	April 3, 2007 – April 3, 2012	50,000	1.70	As per item 26 above.
52	April 3, 2007 – April 3, 2012	250,000	1.30	As per item 26 above.
53	April 3, 2007 – April 3, 2012	250,000	1.70	As per item 26 above.
54	April 3, 2007 – April 3, 2012	75,000	1.30	As per item 26 above.
55	April 3, 2007 – April 3, 2012	75,000	1.30	As per item 26 above.
56	April 3, 2007 – April 3, 2012	75,000	1.30	As per item 26 above.
57	April 3, 2007 – April 3, 2012	75,000	1.70	As per item 26 above.
58	April 3, 2007 – April 3, 2012	50,000	1.30	As per item 26 above.
59	April 3, 2007 – April 3, 2012	50,000	1.70	As per item 26 above.
60	April 3, 2007 – April 3, 2012	25,000	1.30	As per item 26 above.
61	April 3, 2007 – April 3, 2012	25,000	1.70	As per item 26 above.
62	April 3, 2007 – April 3, 2012	12,500	1.30	As per item 26 above.
63	April 3, 2007 – April 3, 2012	12,500	1.70	As per item 26 above.
64	April 3, 2007 – April 3, 2012	5,000	1.30	As per item 26 above.

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

65	April 3, 2007 – April 3, 2012	5,000	1.70	As per item 26 above.
66	April 3, 2007 – April 3, 2012	5,000	1.30	As per item 26 above.
67	April 3, 2007 – April 3, 2012	5,000	1.70	As per item 26 above.
68	April 3, 2007 – April 3, 2012	250,000	1.30	As per item 26 above.
69	April 3, 2007	250,000	1.70	As per item 26 above.
70	April 3, 2007	200,000	1.30	As per item 26 above.
71	April 3, 2007	200,000	1.70	As per item 26 above.
72	April 3, 2007 – April 3, 2012	5,000	1.30	As per item 26 above.
73	April 3, 2007 – April 3, 2012	5,000	1.70	As per item 26 above.
74	April 3, 2007 – April 3, 2012	125,000	1.30	As per item 26 above.
75	April 3, 2007 – April 3, 2012	125,000	1.30	As per item 26 above
76	April 3, 2007 – April 3, 2012	200,000	1.30	As per item 26 above
77	April 3, 2007 – April 3, 2012	200,000	1.70	As per item 26 above
78	April 3, 2007 – April 3, 2012	125,000	1.30	As per item 26 above
79	April 3, 2007 – April 3, 2012	125,000	1.70	As per item 26 above
80	April 3, 2007 – April 3, 2012	150,000	1.30	As per item 26 above
81	April 3, 2007 – April 3, 2012	150,000	1.70	As per item 26 above
	April 3, 2007 – April 3, 2012	150,000	1.30	As per item 26 above
82	April 3, 2007 – April 3, 2012	150,000	1.70	As per item 26 above
83	April 3, 2007 – April 3, 2012	50,000	1.30	As per item 26 above
84	April 3, 2007 – April 3, 2012	50,000	1.70	As per item 26 above
85	April 3, 2007 – April 3, 2012	500,000	1.30	As per item 26 above

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

86	April 3, 2007 – April 3, 2012	500,000	1.70	As per item 26 above
87	April 3, 2007 – April 3, 2012	25,000	1.30	As per item 26 above
88	April 3, 2007 – April 3, 2012	25,000	1.70	As per item 26 above
89	April 3, 2007 – April 3, 2012	75,000	1.30	As per item 26 above
90	April 3, 2007 – April 3, 2012	75,000	1.70	As per item 26 above
91	April 3, 2007 – April 3, 2012	50,000	1.30	As per item 26 above
92	April 3, 2007 – April 3, 2012	50,000	1.30	As per item 26 above
93	April 3, 2007 – April 3, 2012	50,000	1.30	As per item 26 above
94	April 3, 2007 – April 3, 2012	50,000	1.70	As per item 26 above
95	April 3, 2007 – April 3, 2012	250,000	1.30	As per item 26 above
96	April 3, 2007 – April 3, 2012	250,000	1.70	As per item 26 above
97	April 3, 2007 – April 3, 2012	2,120,800	1.00	Compensation for services rendered
98	April 24, 2007 – April 24, 2012	12,500	1.30	As per item 26 above
99	April, 24,2007 – April 24, 2012	12,500	1.70	As per item 26 above
100	May 3, 2007 – May 3, 2012	50,000	1.30	As per item 26 above
101	May 3, 2007 – May 3, 2012	50,000	1.70	As per item 26 above
102	May 3, 2007 – May 3, 2012	50,000	1.30	As per item 26 above
103	May 3, 2007 – May 3, 2012	50,000	1.70	As per item 26 above
104	May 3, 2007 – May 3, 2012	50,000	1.30	As per item 26 above
105	May 3, 2007 – May 3, 2012	50,000	1.70	As per item 26 above

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

106	May 3, 2007 – May 3, 2012	75,000	1.30	As per item 26 above
107	May 3, 2007 – May 3, 2012	75,000	1.70	As per item 26 above
108	May 3, 2007 – May 3, 2012	350,000	1.30	As per item 26 above
109	May 3, 2007 – May 3, 2012	350,000	1.70	As per item 26 above
110	May 3, 2007 – May 3, 2012	25,000	1.30	As per item 26 above
111	May 3, 2007 – May 3, 2012	25,000	1.30	As per item 26 above
112	May 3, 2007 – May 3, 2012	50,000	1.30	As per item 26 above
113	May 3, 2007	50,000	1.70	As per item 26 above
114	May 3, 2007	147,500	1.30	As per item 26 above
115	May 3, 2007 – May 3, 2012	147,500	1.30	As per item 26 above
116	May 3, 2007 – May 3, 2012	25,000	1.30	As per item 26 above
117	May 3, 2007 – May 3, 2012	25,000	1.70	As per item 26 above
118	May 3, 2007 – May 3, 2012	16,667	1.30	As per item 26 above
119	May 3, 2007 – May 3, 2012	16,667	1.70	As per item 26 above
120	May 3, 2007 – May 3, 2012	16,667	1.30	As per item 26 above
121	May 3, 2007 – May 3, 2012	16,667	1.70	As per item 26 above
122	May 3. 2007 – May 3, 2012	16,666	1.70	As per item 26 above
123	May 3, 2007 – May 3, 2012	16,666	1.30	As per item 26 above
124	May 3, 2007 – May 3, 2012	279,200	1.00	Compensation for services rendered
125	June 13, 2007 – June 13, 2012	28,500	1.30
Holder  was an officer of the Company until December 7, 2009.  In consideration of the counter party  converting his preferred stock in the Company into Common Stock(as a condition precedent to the completion of the April and May 2007 subscription of up to $15,000,000 Common Stock) , the Company issued Warrants on the same terms and conditions as these investors and Series A Warrants to purchase 28,500  Common Stock at an exercise price of $1.30 and Series B Warrants to purchase 28,500 Common Stock at an exercise price $1.70

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

126	June 13, 2007 – June 13, 2012	28,500	1.70	As Above
127	June 13, 2007 – June 13, 2012	12,500	1.30
The counter party  was an officer of the Company until December 1, 2009.  In consideration of the holder  converting his preferred stock held in the Company into Common Stock (as a condition precedent to the completion of the April and May 2007 subscription of up to $15,000,000 Common Stock), the Company issued Warrants on the same terms and conditions as these investors and Series A Warrants to purchase 12,500  Common Stock at an exercise price of $1.30 and Series B Warrants to purchase 12,500 Common Stock at an exercise price of  $1.70

128	June 13, 2007 – June 13, 2012	12,500	1.70	As Above
129	August 1, 2007 – August 1, 2012	30,000	1.30
The counter party was director of the Company at the date of the issuance and in February 2007 subscribed for 60 units of the Company’s Series A preferred stock for $60,000.  In consideration of the holder converting his preferred stock held in the Company (as a condition precedent to the completion of the April and May 2007 subscription of up to $15,000,000 Common Stock) the Company issued the Warrants on the same terms and conditions as these investors and Series A Warrants to purchase 30,000 Common Stock at an exercise price of $1.30 and Series B Warrants to purchase 30,000 Common Stock at an exercise of
$1.70.

Mr. David R. Humphrey
Securities and Exchange Commission
June 8, 2010

130	August 1, 2007 – August 1, 2012	30,000	1.70	As Above
131	February 28, 2008 – February 28, 2013	300,000	1.30	Compensation for services rendered
132	February 28, 2008 – February 28, 2012	300,000	1.70	As Above